AB 6/20



SECURITI[barcode]IISSION

12061656

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-43515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

International Strategy & Investment Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 11th Floor
(No. and Street)

New York	New York	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Stephen V. Killorin — 212-466-9410
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 31 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen V. Killorin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Strategy & Investment Group LLC, as of March 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA M. O'BRIEN
Notary Public, State of New York
No 01OB6058010
Qualified in Nassau County
Term Expires 4/30/2015

Notary Public

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditors' Report

To the Management and Member
International Strategy & Investment Group LLC

We have audited the accompanying statement of financial condition of International Strategy & Investment Group LLC (formerly International Strategy & Investment Group Inc.) (the "Company") as of March 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of International Strategy & Investment Group LLC as of March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

May 24, 2012

International Strategy & Investment Group LLC

Statement of Financial Condition

March 31, 2012

Assets	
Cash and cash equivalents	$ 16,970,994
Restricted cash	2,453,750
United States Treasury notes, at fair value	100,102
Due from clearing and other brokers	7,563,062
Property and equipment, net	10,829,518
Due from affiliates	733,670
Deferred charges	4,409,945
Receivable from landlord for tenant improvements	3,973,490
Other assets	1,925,721
	$ 48,960,252
Liabilities and Member's Equity	
Liabilities:	
Accrued employee compensation	$ 24,176,647
Accrued expenses	4,945,851
Deferred rent	3,566,394
Commissions payable	3,256,195
Deferred income	1,356,822
Due to affiliate	65,333
Total liabilities	37,367,242
Liabilities subordinated to claims of general creditors	10,550,000
Commitments and contingencies (Note 8)	
Member's equity	1,043,010
	$ 48,960,252

See accompanying notes to statement of financial condition.

Notes to Statement of Financial Condition

1. Business

International Strategy & Investment Group LLC (formerly International Strategy & Investment Group Inc.) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation.

On October 11, 2011, the Company converted into a limited liability company designating ISI Holding LLC as its sole managing member. The conversion did not affect the capital, assets, liabilities or business of the Company. After the conversion, rather than holding 100% of the capital stock of the Company, ISI Holding LLC holds 100% of the membership interest of the Company.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with an initial maturity of three months or less that are not held for sale in the ordinary course of business to be cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Valuation of Investments

Investments in securities are measured at fair value. Fair value is generally based on the quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models.

The Company applies the provisions of Accounting Standards Codification ("ASC") No. 820, "Fair Value Measurement", which establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 inputs include: (i) quoted prices for identical assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities traded in non-active markets (i.e. dealer or broker markets); and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The following are the types of investments the Company held as of March 31, 2012:

United States Treasury notes

United States Treasury notes are generally valued using quoted secondary market prices and are generally categorized in Level 2 of the fair value hierarchy.

Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease.

Deferred Charges

Deferred charges represent amounts paid as compensation that are subject to vesting requirements ranging from 3 to 5 years. The deferred charges are amortized into compensation expense ratably over the vesting period.

Deferred Rent

The Company has two long-term operating leases under which rent expense is recognized on a straight-line basis over the lease term. Deferred rent represents the difference between rent on a straight-line basis compared to the annual rent paid.

Income Taxes

On October 11, 2011, the Company converted into a limited liability company. The Company is treated as a partnership for Federal income tax purposes. Therefore, no income tax provision has been included in the accompanying financial statements since the sole member is required to report its share of the Company's income on its income tax return.

The Company recognizes a tax benefit from an uncertain position only if it is more likely than not the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is greater than fifty percent likely being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. As of March 31, 2012, there was no impact to the financial statements relating to accounting for uncertainty in income taxes.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates, and those differences could be material.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS").

ASU 2011-04 amended ASC 820 to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on its financial statements.

3. Financial Instruments and Fair Value

The following presents the Company's financial instruments fair value hierarchy at March 31, 2012.

	Level 2
Unites States Treasury notes	$ 100,102

4. Due from Clearing and Other Brokers

The Company has clearing agreements ("Agreements") with five brokerage firms ("Brokers") to clear securities transactions and carry customers' accounts on a fully disclosed basis. The Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Agreements provide the Brokers with liens upon all cash and cash equivalents and receivables held by the Brokers. These liens secure the liabilities and obligations of the Company to the Brokers. Accordingly, the Company is subject to credit risk if these Brokers are unable to repay the balance in their accounts. Pursuant to the Agreements, the Company is required to maintain minimum regulatory net capital of at least $250,000.

At March 31, 2012, due from clearing and other brokers consisted of:

Commissions	$ 4,630,812
Subscription fees	2,040,890
Trading income	452,604
Deposits	137,707
Distribution fees	111,297
Other	189,752
	$ 7,563,062

A stockholder of an affiliate of the Company has personally guaranteed to indemnify the Brokers up to $1,200,000 for any losses in connection with customer transactions.

5. Property and Equipment, net

At March 31, 2012, property and equipment, net consisted of:

	Life	Amount
Leasehold improvements	Lease term	$ 6,522,152
Computers and equipment	3 years	6,017,595
Furniture and fixtures	5 years	3,165,571
		15,705,318
Less accumulated depreciation and amortization		(4,875,800)
		$ 10,829,518

6. Related Party Transactions

The Company shares its offices and certain personnel, administrative and overhead expenses with International Strategy & Investment Inc. ("ISI"), a related party through common ownership. The Company earns distribution fees from certain funds managed by ISI. At March 31, 2012, the Company had a receivable of $135,035 from ISI.

The Company has an affiliate in the UK, International Strategy & Investment (UK) Limited ("ISI UK"), to market the Company's research and to service its European clients. All of ISI UK's expenses are charged back to the Company. At March 31, 2012, the Company had a receivable of $598,635 for advances to ISI UK.

The Company has an affiliate in China, Shanghai Dong-Mei Investment Consulting Company Ltd ("ISI China") that provides research support services. All of ISI China's expenses are charged back to the Company. At March 31, 2012, the Company had an outstanding liability of $65,333 to ISI China.

7. Employee Benefit Plan

The Company has a defined noncontributory profit sharing plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of the Company's employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

8. Commitments

Office Leases

Minimum annual rental commitments for office space under noncancellable operating leases approximate:

Year ending March 31,	
2013	$ 4,020,000
2014	3,172,000
2015	3,176,000
2016	3,180,000
2017	3,399,000
Thereafter	13,628,000
	$ 30,575,000

At March 31, 2012, the Company was contingently liable for $2,453,750 in standby letters of credit in favor of the Company's landlords. The Company has restricted cash that serves as collateral for the letters of credit.

9. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. As of March 31, 2012, the Company had regulatory net capital and a regulatory net capital requirement of $3,395,723 and $954,954, respectively. The Company's aggregate indebtedness to net capital ratio was 4.22 to 1.

10. Liabilities Subordinated to Claims of General Creditors

At March 31, 2012, subordinated borrowings consisted of $10,550,000 in subordinated notes with stockholders of an affiliate of the Company, bearing interest at 5.5% payable semi-annually; $10,000,000 is due on December 15, 2014 and the balance of $550,000 is due on demand. Subordinated borrowings of $10,000,000 have been approved by FINRA and are available in computing net capital under the Uniform Net Capital Rule of the SEC. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The balance of $550,000 is not pursuant to a subordinated borrowing agreement approved by FINRA and, therefore, is not available in computing regulatory net capital under the SEC's Uniform Net Capital Rule.

11. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

12. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through May 24, 2012, the date the financial statements were available to be issued. Management has determined that there are no material events that would require disclosure in the Company's financial statements.

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Management and Member
International Strategy & Investment Group LLC

In planning and performing our audit of the financial statements and supplemental schedule of International Strategy & Investment Group LLC (formerly International Strategy & Investment Group Inc.) (the "Company"), as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives.



Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012 to meet the SEC's objectives.



This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

BDO USA, LLP

May 24, 2012

International Strategy & Investment Group LLC
(formerly International Strategy & Investment Group Inc.)

Statement of Financial Condition
(Public per Rule 17a-5(e)(3))
March 31, 2012

The report accompanying this statement of financial condition was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.


BDO

International Strategy & Investment Group LLC
(formerly International Strategy & Investment Group Inc.)

Statement of Financial Condition
(Public per Rule 17a-5(e)(3))
March 31, 2012

International Strategy & Investment Group LLC

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